

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

March 30, 2018

Joe Anto
Chief Financial Officer
Fred's, Inc.
4300 New Getwell Road
Memphis, TN 38118

      **Re: Fred's, Inc.
            Form 10-K for the Fiscal Year Ended January 28, 2017
            Filed April 13, 2017
            File No. 1-14565**

Dear Mr. Anto:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 /s/ William H. Thompson

                                 William H. Thompson
                                 Accounting Branch Chief
                                 Office of Consumer Products

cc: Lilia Lauren, Senior Vice President Finance
      Logan Hale, Controller